UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. November 25, 2016.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call to discuss the third quarter 2016 results, which were published on November 23, 2016. The following items were discussed by executive management as part of the conference call:

We reported quarterly net income of US$55.8 million, much higher than the results posted for the third quarter last year. Of course, it is important to remember that last year’s third quarter results were impacted by a one-time effect related to the stopping of the mining operations at Pedro de Valdivia. During the third quarter this year, our results were also impacted by a non-cash, one-time, before-tax amount of approximately US$33 million related to the stopping of the operations of our railway between Coya Sur and Tocopilla. This will not have an impact on our operations, as we will continue to transport our product using trucks, as we have done since the railway was damaged in 2015. We also announced that a provisional dividend of US$225 million will be paid in December of this year.

Our ability to generate substantial amounts of cash was shown once again in the financial statements reported on Wednesday. In these financial statements, it can be seen that the NFD/EBITDA ratio was reduced to 0.55, probably the lowest in our history. The fundamentals that allowed us to generate large amounts of cash should continue to be strong; we will continue to be a very low cost producer in everything we do, and our maintenance capex should remain in the neighborhood of 50% of our depreciation.

In general, the trends we have observed in recent quarters continued during the third quarter of 2016, as outlined in our press release. However, before we move to Q&A, I would like to emphasize some highlights of the quarter. We saw higher sales volumes in all of our business lines, excluding industrial chemicals when compared to last year’s figures. In fact, we reported our highest quarterly volumes in iodine in the last 13 quarters, and our highest quarterly volumes ever in the potassium business line.

Unfortunately, we expect to see price pressure going forward in the potassium nitrate market, as we saw during the third quarter. However, we can report that demand is growing, especially in the water soluble markets.

In the lithium business, prices and volumes exceeded expectations. We feel confident that demand growth will surpass 12% this year, and believe that the market will grow 8-10% in the mid-term. With demand growing 15-20k MT per year, we believe prices for the remainder of this year and for the first part of next year should remain in line with prices seen during the third quarter of 2016.

In this exciting environment, we recently announced a project to more than double our lithium hydroxide capacity to 13,500 MT. The total investment for this project is expected to be around US$30 million, and should be completed during 2017. Also, the joint venture with Lithium Americas to develop the Caucharí-Olaroz lithium project in Argentina continues. We have progressed with the engineering and design of the project, including, the hydrological model. We already have more than 120 people in total working on the project, with around 60 coming from SQM, and we are confident that we will begin construction as planned during the first half of 2017.

Capex for 2017 has not been approved by the Board yet, but maintenance capex should be around US100-120 million. Additionally, we will invest around US$30 million in out lithium hydroxide expansion, US$100 million in our lithium joint venture in Argentina, and around US$30 million to increase our potassium nitrate capacity.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: November 25, 2016	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

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